UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Culp, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

230215105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 230215105	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Mill Road Capital III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 680,469
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 680,469
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,469
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 230215105	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Mill Road Capital III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 680,469[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 680,469
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,469
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Shares reported in this table are held by Mill Road Capital III, L.P, of which the Reporting Person is the general partner.

CUSIP No. 230215105	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Thomas E. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 680,469[2]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 680,469

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,469
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]

Shares reported in this table are held by Mill Road Capital III, L.P. The Reporting Person is a management committee director of Mill Road Capital III GP LLC, the general partner of Mill Road Capital III, L.P.

CUSIP No. 230215105	Page 5 of 7 Pages

ITEM 1(a).	NAME OF ISSUER

Culp, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1823 Eastchester Drive

High Point, North Carolina 27265

ITEM 2(a).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company (the “General Partner”), and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the “Fund” and, together with Mr. Lynch and the General Partner, the “Reporting Persons”).

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

ITEM 2(c).	CITIZENSHIP

The Fund is a Cayman Islands exempted limited partnership; the General Partner is a Cayman Islands limited liability company; and Mr. Lynch is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.05 per share (the “Common Stock”).

ITEM 2(e).	CUSIP NUMBER

230215105

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned by each Reporting Person: 680,469 shares of Common Stock.

(b)	Percent of class beneficially owned by each Reporting Person: 5.6%.

(c)

Number of shares as to which each of the Fund and the General Partner has (i) the sole power to vote or direct the vote of: 680,469, (ii) the shared power to vote or to direct the vote of: 0, (iii) the sole power to dispose or to direct the disposal of: 680,469, and (iv) the shared power to dispose or to direct the disposal of: 0.

Number of shares as to which Mr. Lynch has (i) the sole power to vote or direct the vote of: 0, (ii) the shared power to vote or to direct the vote of: 680,469, (iii) the sole power to dispose or to direct the disposal of: 0, and (iv) the shared power to dispose or to direct the disposal of: 680,469.

CUSIP No. 230215105	Page 6 of 7 Pages

The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 12,209,710 shares of the Common Stock issued and outstanding as of December 8, 2021, as reported in most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended October 31, 2021.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 230215105	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 14, 2022

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch